United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   1 Annual Report of Vale's Audit and Risk Committee – fiscal year 2025 Date of creation of the committee Vale's Audit Committee was created on March 24, 2020 and was renamed the Audit and Risk Committee ("CARE" or "Committee") after Vale's Extraordinary General Meeting held on December 21, 2022 ("EGM"). Composition and structure of the Committee The Audit and Risk Committee is a statutory and permanent body, installed by Vale's Board of Directors ("BoD" or "Board") and must be composed of three (3) to five (5) members, all independent directors, according to the framework provided for in the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("Novo Mercado Regulation"), one of them with recognized experience in corporate accounting matters, under the terms of the applicable regulations, entitled Financial Specialist. Below is the composition of the Committee throughout 2025: January to May 2025 Name Function Independent Member since Participation Manuel Lino Silva de Sousa Oliveira Coordinator, Member of the Board of Directors and Financial Specialist Yes August 2021 100% Heloísa Belotti Bedicks Member of the Board of Directors Yes November 2024 100% Reinaldo Duarte Castanheira Filho Member of the Board of Directors Yes November 2024 100% May to July 2025 Name Function Independent Member since Participation Manuel Lino Silva de Sousa Oliveira Coordinator, Member of the Board of Directors and Financial Specialist Yes August 2021 100% Heloísa Belotti Bedicks Member of the Board of Directors Yes November 2024 100% 2 Rachel Maia Member of the Board of Directors Yes May 2025 100% Reinaldo Duarte Castanheira Filho Member of the Board of Directors Yes November 2024 100% from July to December 2025 Name Function Independent Member since Participation Heloísa Belotti Bedicks Coordinator and Member of the Board of Directors Yes November 2024 100% Manuel Lino Silva de Sousa Oliveira Member of the Board of Directors and Financial Specialist Yes August 2021 100% Rachel Maia Member of the Board of Directors Yes May 2025 100%² Reinaldo Duarte Castanheira Filho Member of the Board of Directors Yes November 2024 100% ¹Current composition of the Committee, according to a material fact communicated on 07/31/2025. ² Considering justified absences at the September and October meetings due to trips on behalf of Vale. Key Duties and Responsibilities of the Committee Vale's Audit and Risk Committee is an advisory body to the Board of Directors, whose objectives are to supervise the quality and integrity of financial reports, adherence to legal, statutory and regulatory standards, the adequacy of processes related to risk management, the activities of internal and independent auditors and the evolution of the initiatives of the Audit and Compliance Department. including internal audit, Ethics and Compliance Program, effectiveness of the Whistleblowing Channel and consequence management. The functions and responsibilities of the Committee are performed in compliance with the applicable legal attributions, statutory and defined in its Internal Regulations. The Committee's evaluations are based on information received from Management, independent auditors, internal auditors, those responsible for risk management and internal controls, and on its own analyses resulting from its supervisory and monitoring activities. Also, according to the Regulations, the Committee has operational autonomy and budget allocation, proposed by the Committee and approved by the Board of Directors, and may determine the hiring of consultant services, as well as other resources that are necessary for the performance of its functions. In 2025, the Committee had external expert consultants Luciana Pires Dias (until July 2025) and Sergio Ricardo Romani. 3 Quantitative analysis and average duration of meetings The Committee met 11 times in 2025, all of which were ordinary meetings, which had a total of 157 topics and lasted an average of 4h38min. Key themes of the Committee's meetings in 2025 The Audit and Risk Committee have a Work Plan defined annually, prioritizing the most relevant topics related to its duties, and requests and demands from the Committee itself or the Board of Directors are also incorporated. The 2025 Work Plan was fully complied with and the deliberation proposals forwarded by the Executive Committee were also appreciated. The following chart shows, in percentage terms, the main topics discussed in the 2025 meetings, considering the Committee's work plan. Periodic interaction with the Audit and Compliance Board The Audit and Risk Committee closely followed the Audit and Compliance Board. It is noted that, under the terms of its Internal Regulations, the periodic report of this Board of Directors included: • Vale's Ethics & Compliance Program and the main initiatives for the prevention, detection and correction of misconduct in the company, through its seven pillars: (1) Governance, (2) Guidelines, (3) Communication and Training, (4) Risk Analysis; (5) 4 Monitoring and Control, (6) Whistleblowing Channel and (7) Consequence Management. • Review of the Anti-Corruption Policy. • The initiatives of the Corporate Integrity team to manage the risk of corruption of public officials in the Company. • The development of a methodology for evaluating suppliers from the perspective of integrity, considering information from all areas that make up the Audit and Compliance Department. • Information on the complaints received, their address and their results. • The status of the Internal Audit work to cover the priority topics and risks of Vale's Integrated Risk Map, as well as the execution of tests linked to SOx controls. • The monitoring of the Integrated Verification work (joint evaluation of the second and third lines), aiming at the optimization of the various inspections existing in the company. • The application of Data Intelligence to the activities of the Executive Board seeking to guide the Company's decision-making based on data. • The approval of the budget and goals of the Audit and Compliance Board, in addition to the Annual Audit Plan. The Committee's work plan in 2025 In the planning and execution of its work, the Audit and Risk Committee proposed to comply with the most relevant points for the Company regarding the competencies provided for in its Internal Regulations, divided into 4 macro themes, summarized below: 1) Oversee the quality and integrity of financial reporting PricewaterhouseCoopers ("PwC") is the independent auditing firm responsible for examining the financial statements and issuing an opinion on their preparation in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). In this sense, the Committee monitored: • Prior review of the quarterly information for the year 2025 and the annual financial statements for 2024, both with the controllership/financial director and with the senior partners of the independent auditors. • Discussions on technical topics with the controllership/financial directorate, as well as with the independent auditors, to understand the analysis process and the bases for the technical conclusion. • Periodic meetings with the controllership/financial directorate as well as with the independent auditors, to analyze any changes in the critical accounting policies and practices adopted. • Holding meetings with the legal and financial departments, especially controllership, to analyze the main contingent processes, evaluation criteria and internal controls related to 5 the preparation of estimates, accounting reserves and relevant judgments used by management in the preparation of financial statements; • Analysis of judicial provisions and contingencies and monitoring of the criteria for estimation prepared by the administration for contingencies; • Quarterly analysis of transactions with related parties and appreciation of deliberative items involving related parties; • Monitoring, with the controllership and financial director, as well as with the independent auditors, of the quality and integrity of the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not foreseen in the structure of the usual reports of the financial statements, such as impairment of assets and contingencies; • Monitoring of the financial statements of Vale Base Metals. 2) Ensure adherence to legal, statutory and regulatory standards • Monitoring of the company's correspondence and interactions with capital market regulatory bodies (SEC, CVM and B3); • Monitoring of reports and main complaints from the Whistleblowing Channel, in a structured way, with differentiation regarding criticality and application of consequences; • Monitoring of the application of the Conduct Deviation Management Policy with the Audit and Compliance Board; • Verification of the performance of the Audit and Compliance Officer in 2025 and establishment of goals for 2026, in addition to monitoring his succession plan; • Monitoring of corporate and tax issues related to Vale Base Metals, 3) Internal Controls and adequacy of processes related to risk management • Maintenance of a regular communication channel with the independent auditors; • Monitoring with the independent auditors (PwC) and the internal team of internal control and risk management, the evolution of deficiencies, as well as their remedies; • Conducting meetings with the Internal Audit team to monitor the evolution of tests and controls for SOx certification; • Periodic meetings with the Risk Management area to monitor Vale's Risk Map; • Monitoring of Vale's Risk Management System – Bwise; • Periodic meetings with internal auditors to oversee the third line of defense of risk management and internal control processes; • Monitoring risks in the geopolitical scenario. • Discussion of the company's critical and very critical risks, as well as the controls necessary to mitigate them; • Monitoring of technological and geotechnical risks, dam safety and decharacterization projects and reports involving resources and reserves; 6 • Monitoring the work of the "ITRBs - Independent Tailings Review Board" (Independent Councils for the evaluation of dams) of Ferrous and Base Metals; • Monitoring of the actions provided for in State Law MG No. 23,291 (Dam Law), including dam auditing and action plan; • Monitoring of risk management related to Vale Base Metals; • Monitoring of the management of Vale International. 4) Oversee the activities of internal auditors and independent auditors • Discussion and monitoring of the Internal Audit Work Plan for 2025 and 2026; • Evaluation and discussion of Internal Audit reports on a quarterly basis; • Evaluation of the Auditor's Annual Work Plan and Updates • Evaluation of the independent auditor and receipt of the independent auditor's declaration of independence Monitoring of the Internal Control Letter issued by the independent auditor; • Monitoring of the activities carried out by the independent auditors, either through periodic meetings or by reviewing the reports issued; Key findings and recommendations of the Audit and Risk Committee in 2025 (i) Evaluation of Vale's reports and financial statements ✓ The volume and quality of the information provided on the adequacy and integrity of the internal control systems, responsible for generating the information in the financial statements, is considered satisfactory; ✓ No cases of conflicts related to the financial statements or the application of generally accepted accounting principles have been reported or identified; ✓ Suggestions for technical improvements, notably in the clarity, depth and level of transparency of the information in Vale's reports; ✓ Greater detail in the explanatory notes in relation to contingencies, provisions, litigation, transactions with related parties, participations and the management of financial and capital risks; ✓ Monitoring of Vale Base Metals' financial reports on a quarterly basis to the Committee. (ii) Analysis of the work of independent auditors ✓ No obstacles to the information or any other difficulties to the work of the independent auditor were found; ✓ The Committee did not identify any event or situation that could affect the independence or objectivity of the independent auditors; ✓ With respect to the quarterly results reports, the Committee considers the information provided by PwC to be satisfactory and sufficient; ✓ Suggestions for further analysis of the independent auditor's letter of recommendations, from the perspective of legal litigation forecasts; 7 (iii) Evaluation of standards and policies ✓ Review of the Policy on Transactions with Related Parties; ✓ Creation of an exclusive Policy for Conflict of Interest; ✓ Update of the Policy for Hiring Independent Auditors; ✓ Review of the Anti-Corruption Policy; ✓ Review of the Risk Policy; (iv) Supervision of risk management and internal controls ✓ Vale's internal control environment showed evolution with the revision of the matrix that resulted in an increase in key controls; ✓ Automation status of the risk and control matrix within the plan for the period; ✓ The Committee monitored and recommended to the Board of Directors the revision of the Risk Map and Policy and gave its opinion on priority risk issues, such as regulations, cybersecurity, dam safety and repair; ✓ The Committee monitored the implementation of the Definitive Agreement for the full reparation of the collapse of Samarco's Fundão dam, in Mariana-MG; ✓ The Committee delved into topics related to risks related to resources and reserves in the Iron Ore and Base Metals businesses; ✓ The Committee discussed the recent resolutions related to new accounting and tax regulations, their impacts and the company's planning and also regarding the disclosure of sustainability information, recommending a focus on the topic; ✓ Annual presentation on Reference Shareholders. Final Considerations and Key Committee Activities for 2026 Item Approach for 2026 Oversee the quality and integrity of financial reporting • To intensify the clarity and objectivity of the information provided in the explanatory notes. • Monitor the quality of the process to determine the company's legal contingencies. • Monitor Vale Base Metals' financial reports on a quarterly basis. • Monitor the execution of Reparation Agreements. Analysis of the work of independent auditors • Monitor and evaluate the work of the independent auditor in relation to the Company's critical accounting practices and estimates and key internal controls. • Recommend deepening the letter of recommendations of the independent auditor, especially in the analysis of internal controls. • Suggestion of greater use of technological tools and artificial intelligence in the Company's control evaluations. Evaluation of standards and policies • Ensure compliance with the Risk Management Policy. • Recommend revision of its internal regulations to reinforce existing attributions and highlight specific risk monitoring topics. 8 Item Approach for 2026 Supervision of risk management, internal controls and Compliance Program • Continue to focus on the evolution of the company's risk management and governance. • Monitor the management of risks related to Vale Base Metals. • Foster the automation of processes with an impact on SOx certification (for Vale and Vale Base Metals). • Monitor the evolution of reports received via the Whistleblowing Channel and their effective addressing and management of consequences within the organization. • Monitor the organization of the Audit and Compliance structure dedicated to Vale Base Metals. • Monitor compliance with the 2025 internal audit work plan and the technological evolution of audit work. • Monitor the evolution of internal audit planning with a focus on risks, supervising the distribution of resources in more critical topics. • Monitor Samarco's governance structure for compliance with the Reparation Agreement and monitor the provisions, risks and impacts for Vale related to the Agreement. • Continuously monitor and strengthen the effectiveness of internal control systems and integrated risk management, with a focus on materiality and prevention. • Monitor the priority risks mapped for 2026, assessing their evolution, mitigation, and potential impacts on cash, reputation, and license to operate. • Supervise geotechnical risks, the execution of dam safety and decharacterization projects, ensuring technical, regulatory and budgetary adherence. • Track governance and technical reporting related to mineral resources and reserves, including economic assumptions and consistency with financial statements. • Monitor the work of the ITRB's of Ferrous and Base Metals Energy Transition Metals, ensuring technical independence and adequate response to the recommendations issued. • Guide internal audit to prioritize risks related to sustainability, integrity, and corporate reputation. • Supervise compliance with applicable rules (CVM Resolution 193, IFRS 1 and 2 and other regulatory requirements), ensuring transparency and robustness of disclosures. • Monitor cyber risks and • Supervise the deepening of the topic of use of Artificial Intelligence. Recommendation regarding the 2025 financial statements The members of Vale S.A.'s Audit and Risk Committee, in the exercise of their duties and responsibilities, as provided for in the committee's Internal Regulations, analyzed the financial statements, accompanied by the independent auditors' report and the management's annual report for the fiscal year ended December 31, 2025 ("2025 Annual Financial Statements"). Taking into account the information provided by the Company's management and PwC, the 9 Audit and Risk Committee unanimously recommends that the Company's Board of Directors take a favorable view of these documents. Rio de Janeiro, February 12, 2026. Heloísa Belotti Bedicks (Coordinator) Manuel Lino Silva de Sousa Oliveira Rachel de Oliveira Maia Reinaldo Duarte Castanheira Filho

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 12, 2026		Director of Investor Relations